Lotta's Laundry

Profit and Loss

January 1 - May 27, 2025

	TOTAL
Income	
Alternate Sales	2,515.40
Sales	43,153.54
Total Income	**$45,668.94**
GROSS PROFIT	**$45,668.94**
Expenses	
Advertising & marketing	884.68
Event Expenses and Supplies	14.73
Total Advertising & marketing	**899.41**
Building Expenses (Modifications to Space)	55.04
General business expenses	
Bank fees & service charges	46.00
Memberships & subscriptions	2,115.68
Washer and Dryer - Affirm Payment	1,807.70
Total General business expenses	**3,969.38**
Interest paid	
Credit card interest	100.00
Total Interest paid	**100.00**
Legal & accounting services	1,330.25
Legal fees	90.35
Total Legal & accounting services	**1,420.60**
Meals	226.40
Meals with clients	38.50
Total Meals	**264.90**
Office expenses	88.33
Office supplies	331.10
Shipping & postage	2.99
Software & apps	631.15
Total Office expenses	**1,053.57**
Supplies	
Core Supplies (Customer Bags)	478.65
Core Supplies (Detergent)	124.46
Core Supplies (Dirty Labs — Enzyme Booster)	63.68
Core Supplies (Drying Room)	10.72
Core Supplies (every order supplies)	355.80
Core Supplies (Facility Cleaning Supplies)	27.67
Core Supplies (Hang Dry Hangers/Bags)	70.83
Core Supplies (Lint Rollers)	24.98
Core Supplies (Oxygen Whitener)	38.84
Core Supplies (Stain Remover)	204.73
Total Supplies	**1,400.36**

Lotta's Laundry

Profit and Loss

January 1 - May 27, 2025

	TOTAL
Taxes paid	1,257.90
WA Taxes Paid	2,374.61
Total Taxes paid	**3,632.51**
Travel	68.90
Uniforms	75.76
Utilities	
CHS - Propane - 25% Business	326.18
CHS - Propane - 75% Personal	978.53
Electricity	
Electricity Business Usage — 35%	605.18
Electricity Personal Usage — 65%	1,123.91
Total Electricity	**1,729.09**
Heating & cooling	616.79
Phone service	252.16
Water & sewer	
Water Business Usage — 35%	331.38
Water Personal Usage — 65%	615.41
Total Water & sewer	**946.79**
Total Utilities	**4,849.54**
Total Expenses	**$17,789.97**
NET OPERATING INCOME	**$27,878.97**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	621.46
Vehicle leases	726.05
Vehicle repairs	120.29
Vehicle wash & road services	105.11
Total Vehicle expenses	**1,572.91**
Total Other Expenses	**$1,572.91**
NET OTHER INCOME	**$ -1,572.91**
NET INCOME	**$26,306.06**

Lotta's Laundry

Balance Sheet

As of May 27, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (4933) - 1	2,193.38
Total Bank Accounts	**$2,193.38**
Total Current Assets	**$2,193.38**
TOTAL ASSETS	**$2,193.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Central Bill Account - 7986 - 2	2,792.91
E. PERRA (7197) - 1	960.16
Total Credit Cards	**$3,753.07**
Total Current Liabilities	**$3,753.07**
Total Liabilities	**$3,753.07**
Equity	
Opening balance equity	326.57
Owner draws	-39,561.10
Owner investments	46.37
Personal expenses	-617.97
Retained Earnings	11,940.38
Net Income	26,306.06
Total Equity	**$ -1,559.69**
TOTAL LIABILITIES AND EQUITY	**$2,193.38**

Lotta's Laundry

Statement of Cash Flows

January 1 - May 27, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,306.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Central Bill Account - 7986 - 2	-241.86
E. PERRA (7197) - 1	-23.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-265.36**
Net cash provided by operating activities	**$26,040.70**
FINANCING ACTIVITIES	
Owner draws	-30,346.44
Personal expenses	-144.59
Net cash provided by financing activities	**$ -30,491.03**
NET CASH INCREASE FOR PERIOD	**$ -4,450.33**
Cash at beginning of period	6,643.71
CASH AT END OF PERIOD	**$2,193.38**